UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 12, 2020

REMOTE  GENERAL SHAREHOLDERS MEETING
- Emergency Decree No. 056-2020
AENZA S.A.A.
RUC 20332600592

Pursuant to the provisions of article 5 of Emergency Decree No. 56-2020 and article 5 of Superintendent Resolution No. 50-2020-SMV / 02, AENZA S.A.A. call to the Remote Shareholders General Meeting to be held on Wednesday, December 9, 2020, at 11:00 a.m. (the “Assembly”), in order to discuss the following agenda:

1. Amendment of the Bylaws

2. Determination of the number of Directors to be elected;

2. Election of the Board of Directors for the period 2020-2023; and

3. Delegation of authority.

The Assembly, the review of the quorum and the exercise of voting rights  will be carried out through the “Microsoft Teams” platform, which will be accessed according to the procedure established in the Informative Document which is included as Annex I to this annex (the "Informative Document").

The Informative Document is an integral part of this notice and contains, among others, the procedures to access the meeting, participate and exercise the right to vote and also regulates the exercise of the right to propose candidates to the board of directors prior to the holding of the Assembly, the publication of the candidates proposed by the shareholders before the date of the Assembly, registration and entry to the Board,  the formulation of questions or proposals, and  the counting and recording the vote.

In case the necessary quorum required to hold the Assembly is not achieved in first call, then the second call will be scheduled for December 14, 2020 at the same time, in which case, it will be carried out through the same platform and with the same agenda. Likewise, in the event that the necessary quorum to hold the Assembly on second call is not achieved, the third call will be scheduled for December 18, 2020 at the same time, in which case, it will be carried out through the same platform and with the same agenda.

This notice, the Informative Document, as well as the information and documentation related to the matters to be dealt with required by the Regulations on Important Facts and Reserved Information, are published as an important event, and in the section "Shareholders Meetings o Assemblies of Non-Presence Obligors” from the SMV Stock Market Portal (www.smv.gob.pe) and at www.aenza.com.pe.

Any additional information and documentation related to the matters to be discussed at the Assembly is also published in the section "Shareholders Meetings or Non-Presence Obligors Assemblies" of the SMV Securities Market Portal.

SHAREHOLDERS’ MEETING
December 9, 2020

MOTION No. 1

Amendment to the Bylaws

RECITALS

WHEREAS, article 49 of the corporate bylaws were amended by General Shareholders Meeting held on July 13, 2020 to allow shareholders to appoint a board subject to a shorter term than in subsequent years due to the special circumstances that existed during that election;

WHEREAS, the resignation of the majority of the board had not been foreseen on the date of the approval of such amendment;

WHEREAS, that currently there are no reasons to elect a board subject to a shorter term than to terms of future boards;

WHEREAS, in consideration what has been explained above, the amendment of article 49 of the corporate bylaws is hereby proposed in the terms that are detailed below.

Motion:

Amend article 49 of the corporate bylaws according the following text:

Article 49. Board Term.
The board of the company will exercise its functions for a three-year term.

The board will be renewed in its entirety at the end of its term, including those directors that were appointed to complete the term.

Directors may be reelected indefinitely. The period when the General Shareholders Meeting decides over the financial statements and elects a new board and notwithstanding, the board will continue to operate, even after the end of its term, until the election of a new board.

MOTION No. 2

Determination of the number of Directors
RECITALS

WHEREAS, in recent days, Ernesto Balarezo Valdez, Manuel del Rio Jimenez, Rafael Venegas Vidaurre, Alfonso de Orbegoso Baraybar, Pedro Pablo Errazuriz and Roberto Abusada Salah resigned to the board;

WHEREAS, as a result of the mentioned resignations, it is the responsibility of the Board of Directors of AENZA S.A.A. to call a General Shareholders' Meeting to elect the Board of Directors pursuant to articles 113° and 115° of the General Law of Corporations;

WHEREAS, in such case, the Board of Directors must propose to the Shareholders' Meeting the number of directors to be elected pursuant to paragraph 5.2 of Article 5 of the Bylaws of the Board of Directors of AENZA S.A.A.; and

WHEREAS, after an analysis of the complexity of the business of AENZA S.A.A., the number of committees of its board, the frequency of their meetings, and the circumstances in which they are held, it proposes that the number of Directors to be elected be set at 9.

Motion:

Establish that the Board of Directors for the period 2020-2023 will be composed of 9 members.

MOTION No.3

Election of Directors for the period 2020-2023

RECITALS

WHEREAS, as a result of the mentioned resignations, it is the responsibility of the Board of Directors of AENZA S.A.A. to call a General Shareholders' Meeting to elect the Board of Directors pursuant to articles 113° and 115° of the General Law of Corporations;

WHEREAS, in such case, the Board of Directors must propose to the Shareholders' Meeting the number of directors to be elected pursuant to paragraph 5.2 of article 5 of the Bylaws of the Board of Directors of AENZA S.A.A.;

WHEREAS, in such case, the Board of Directors must propose candidates for board members to the Shareholders' Meeting pursuant to articles 5 and 6 of the Bylaws of the Board of Directors of AENZA S.A.A.; and

WHEREAS, in its proposal of candidates to the Board of Directors, the Board must ensure that the majority of candidates qualify as external independent directors and that all candidates are of recognized solvency, competence and experience pursuant to paragraphs 6.2 and 6.3 of article 6 of the Bylaws of the Board of Directors of AENZA S.A.A;

WHEREAS, the Board of Directors, in compliance with its duty of diligence with the shareholders of AENZA S.A.A., has required the completion of questionnaires and the signing of affidavits by the candidates for directors and has made independent corroborations to verify their independence, solvency, competence and experience; and

That, as a result, the Board of Directors proposes to elect the following candidates:

Non Independent External Directors

Christian Laub
He has been Group Director since May 2019. He is an economist at the University of the Pacific with an emphasis on Business Economics and an MBA at Harvard University. He is currently Director of several companies, among which are, Quimpac SAA, Agricola Cerro Prieto, Financiera Compartamos and Electrodunas SAA. He has been Director of the Lima Stock Exchange between 2013 and 2019, having been its Chairman of the Board between 2013 and 2016. He has been General Manager of Credicorp Capital from 2011 to 2018 and previously served as manager of various areas from Banco de Crédito del Perú and Credicorp.

Esteban Viton Ramírez
Economist engineer from the University of Engineering, MA from ESAN, MsM from Arthur D Little, AMP from Harvard University, PAD, studies from INSEAD and others. He is the Pacific Energy manager and has been a Manager at Quimpac and other local companies and other countries in the region. He has been Director of Kallpa Generación and Cerro del Águila.

Nicolas Bañados Lyon
Commercial Engineer from the Pontificia Universidad de Chile with a Master's Degree in Economics from the same university and an MBA with a specialization in Finance and Private Equity from the Wharton School of Business at the University of Pennsylvania. He currently holds the position of Managing Director of Megeve Investments and is a director of Termotasajero, Haldeman Mining Company, Serabi Gold and Enjoy.

Independent External Directors

Carlos Rojas Perla
Business administration from the Universidad del Pacífico with specialization courses at Harvard University and the Instituto Tecnológico y Estudios Superiores de Monterrey.  Founding partner of Capia and currently CEO of Capia SAFI and director of Enel Generación Perú S.A.A. He was Chief Investment Officer and director of Compass Group SAFI between 2006 and 2011 and designed and managed Peru Special Investment Funds, the first Peruvian equity hedge fund.

Santiago Hernando Perez
Graduate in Chemical Sciences with a specialty in Chemical Engineering from the University of Valladolid, with doctoral courses in Advanced Studies in Chemical Engineering at the same university and an MBA from IEDE Business School at the Universidad Andrés Bello. He is currently an independent consultant in business management, health issues and business development and is director of Empresas de Servicios Sanitarios de los Lagos, S.A., Aguas Santiago Norte S.A. and Citimovil S.A. He has more than 25 years of professional experience as a director or manager of companies, especially in the operation and maintenance of public infrastructure and construction.

Miguel Angel Bazán García
Mechanical Engineer from the Pontificia Universidad Católica del Perú, Master in Economics and Business Administration at IESE, University of Navarra, with several specialization courses at the University of Navarra, Harvard Business School and Stanford University. He is currently Director and Professor of the General Management Area of the Management School of the University of Piura and Director of Compañía Industrial Nuevo Mundo, Ilender Peru, Laboratorios Hersil and Mibanco. He has more than 30 years of experience as a director and manager of companies.

Susan Castillo Loo
She is a lawyer from the Pontificia Universidad Católica del Perú with a Master's degree from the Bucerius Law School & WHU Otto Beisheim School of Management in Germany and has followed several specialization courses at the University of Chicago, the Universidad Peruana de Ciencias Aplicadas and the ESAN University. She is currently a partner of Payet, Rey, Cauvi Abogados and has practiced law internationally in China, Germany and Spain.

Karl Maslo
He is a Chemical Engineer from the Universidad Friderciana (KIT), with studies at Harvard and the Institute of Directors in London. He has been General Manager of EXSA and director of prestigious companies in the region.  He has important experience in the definition and implementation of cultural transformation and operational optimization programs, with emphasis on client focused organizations, talent, as their main asset, and especially in innovation, as well as in crisis and post-crisis management.

Geir R. Skarstein
He is a Civil Economist from the BI Norwegian Business School in Oslo with an MBA from Northern Illiniois University (USA). He has followed the Specialization Program for Directors 2017 of the University of Piura. He has been CEO - General Manager of Strategic Projects of the BRECA Group and held several strategic positions in Exxonmobil Corporation and is currently an Investor/Coach in several startups in Peru and a member of the investment committee of UPI (Union for Infrastructure).

Motion:

To elect as members of the Board of Directors of Aenza S.A.A. for the year 2020 Christian Laub Benavides, Esteban Viton Ramirez, Nicolas Bañados Lyon, Carlos Rojas Perla, Santiago Hernando Perez, Miguel Angel Bazan Garcia, Susan Castillo Loo, Karl Maslo and Geir R. Skarstein.

MOTION No.4

Delegation of authority
RECITALS

WHEREAS, it is necessary to ensure that the resolutions adopted by the General Shareholders' Meeting during this session are valid and enforceable against third parties; and

WHEREAS, for such purposes, it is proposed to delegate powers to officers of AENZA S.A.A. to achieve the purpose described in the previous recital.

Motion:

To grant powers of attorney to certain officers, so that they may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the meeting.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: November 12, 2020